SCHEDULE 14A
                      SCHEDULE 14 INFORMATION


Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

Filed by the Registrant     [  ]

Filed by a Party other than the Registrant [ x ]

Check the appropriate box:

[ X] Preliminary Proxy Statement

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to Section 240.14a-11(c) or
Section 240.14a-12

Name of Registrant as Specified in Its Charter:

Comfort Systems USA, Inc.


Name of Person(s) Filing Proxy Statement:

Sheet Metal Workers' International Association

Payment of Filing Fee (check the appropriate box)

[X] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or
14a-6(j)(2).

[ ] $500 per each party to the controversy pursuant to Exchange
Act Rule 14a-6(i)(3).

[ ] Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11.




REVISED PRELIMINARY PROXY STATEMENT

The enclosed form is not a proxy voting card, but only a voluntary survey.

Released to Shareholders 11/__/01

Sheet Metal Workers International Association
1750 New York Avenue NW
Washington, D.C. 20006
Tel. (800) 457-7694
Fax: (202) 662-0891

NOTICE OF INTENDED PROXY CONTEST AT COMFORT SYSTEMS USA

To Fellow Comfort Systems USA shareholders:

     I.  WITHOUT SHAREHOLDER APPROVAL, SHOULD THIS COMPANY GRANT
         ITS EXECUTIVES NEW STOCK OPTIONS JUST
          BECAUSE THE STOCK'S MARKET PRICE DROPPED BELOW THE
          EXERCISE PRICE OF PRIOR OPTIONS?

Our International owns stock in the Company and also has interests in the Company going beyond stock ownership, as the representative of several hundred Company employees.

Stock options are supposed to link executive compensation to a company's stock performance: if the company's stock goes up, then the options can be exercised at a price below the new market price, benefitting company executives because they presumably helped get the stock price up. If the stock drops, options end up "underwater" (their exercise price is above market price, so the executive would not profit from exercising them).

However, stock options get delinked from stock performance
if the Board of Directors  reprices options
downwards after executives fail to improve a company's
stock price.   Another way for a board to accomplish basically
the same thing as repricing is to react to old options ending up underwater by issuing new options at a lower price.

Last year's proxy statement reveals that the Company did exactly this: "In late 2000, an aggregate of 300,000 options were granted to five individuals excluding Mr. Murdy with existing options because the previous options granted to these individuals were at exercise prices significantly higher than year end 2000 market value."

We intend to present a proposal at the next shareholders meeting asking the Board to adopt a policy of not repricing options or granting new ones because old ones go underwater, unless shareholders approve such action. . The full text of our proposal is in Section VI below.

We believe that repricing of options (or granting new options just because old options end up underwater is unfair to shareholders. A deal is a deal, or should be. In our view repricing or replacing underwater options not only reduces executives' incentive to work hard for shareholders, but also in our view tends to mislead shareholders about the true value of an executive's compensation.

Top executives often justify high-level compensation by claiming that much of it depends on stock price. That justification in our opinion carries little weight if after the stock dives, the executive's options just get repriced or replaced by new cheaper options. In our experience,employee morale depends largely on seeing that everyone -- executive or not -- is in the same boat.

Similar proposals have been made of other companies by the New York City and State pension funds and other institutional investors. The proposal at Sprint received 46 percent of the votes cast at the 2001 annual meeting. Some companies have voluntarily adopted a policy similar to the one we propose, such as Earthgrains and Lone Star Steakhouse.

While many shareholders oppose repricing on principle, some investors prefer to support shareholder proposals only when management is underperforming. If you're one of those, please consider the Company's stock closing price on the day of the last four annual meetings:

    -    $21.125 in 1998.
    -    $16.3125 in 1999.
    -    $6.75 in 2000
    -    $4.24 in 2001.

This three-year period witnessed an 80% decline in shareholder value.


     II.   PROXY VOTING:

The enclosed form is not a proxy voting card, but only a voluntary survey. We intend to solicit votes for the proposal in a few months using our own proxy card and proxy statement. These probably cannot be sent you until after you receive a proxy statement and card from the Company. The Company's proxy card may not include our proposal.

IF YOU SUPPORT OUR PROPOSAL, DO NOT SEND BACK A PROXY CARD TO
MANAGEMENT UNLESS IT INCLUDES OUR PROPOSAL.  WAIT UNTIL YOU
RECEIVE OUR PROXY CARD.

We intend to solicit at least a majority of the voting power of the outstanding stock. The Company's annual shareholders meeting generally occurs the third week of May, generally at a hotel near the company's headquarters , 777 Post Oak Blvd., Houston,
TX 77056. Our proposal is a non-binding recommendation to the Board.

     III.  PROXY SOLICITATION:

This solicitation is conducted by Sheet Metal Workers' International Association (SMWIA),which owns 1,400 shares of Comfort Systems USA stock and represents about 500 Comfort Systems employees for collective bargaining purposes. Several hundred are represented by other unions: a total of approximately 2,795 are unionized, out of approximately 10,000 non-management personnel. To SMWIA's knowledge, there are no strikes, contract disputes, picketing, or boycotts going on currently. We do not seek your support in labor matters. SMWIA will vote each proxy card it receives in accordance with the shareholder's instructions. SMWIA will not seek any discretionary voting authority for the shareholders meeting: rather, it will vote stock solely as directed by the shareholder . SMWIA will bear all solicitation costs (anticipated at $5000) and will not seek reimbursement from the Company.

     IV.  MORE INFORMATION ON EXECUTIVE STOCK OPTIONS AND OTHER
          COMPENSATION:

We incorporate by reference the information on executive compensation contained at pp. 8-12 of the Company's prior proxy statement. This is available at www.sec.gov or upon request from SMWIA.

     V.   SHAREHOLDER PROPOSALS:

If a shareholder has owned more than $2000 worth of stock for more than a year and meets the other criteria of SEC Rule 14a-8, then he or she has the legal right to have a proposal appear in management's upcoming proxy statement and proxy card. The deadline for shareholders to submit proposals for inclusion in management's proxy materials is December 1, 2001.

     VI.  TEXT OF OUR PROPOSAL:

RESOLVED that shareholders urge the Board of Directors to adopt a policy that the Company shall not, without prior approval of the holders of a majority of stock, reprice stock options already granted to any executive officer or director to a lower exercise price, nor terminate and regrant any such option at a lower price, nor grant new options to such persons on account of the market price dropping below the exercise price of prior options. This proposal shall not be construed as asking the Board to breach any existing contract nor to amend any option plan without shareholder approval.


PLEASE RETURN THE ENCLOSED SURVEY TODAY.

For more information, contact Allen Smith at SMWIA at (800)
457-7694.





          SURVEY OF SHAREHOLDERS OF COMFORT SYSTEMS USA

This is a voluntary survey, not a proxy card, and cannot be used to vote on the shareholder proposal. Your identity will be kept confidential unless you specifically authorize to the contrary . The information from your response will be used solely for communicating about shareholder voting issues.


YOUR VIEW OF OUR SHAREHOLDER PROPOSAL FOR SHAREHOLDER CONTROL
OVER STOCK OPTION REPRICING:

____      Strongly support
____      Likely to support
____      Likely to oppose because ______________________

____      Undecided

NEED MORE INFORMATION?

____ Please send me more information about the issues on which shareholders will be voting.


___________________________________________    _______________
PRINT SHAREHOLDER NAME                         # SHARES(optional)

Mailing address:   _________________________________________

E-mail address:    _________________________________________

Telephone:           _________________________________________

Fax:                _________________________________________


Please return to SMWIA by November __, 2001 in the enclosed envelope, or fax to (202)662-0891.